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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          OUTBOARD MARINE CORPORATION
                            ------------------------
                           (NAME OF SUBJECT COMPANY)

                             OMC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                           DETROIT DIESEL CORPORATION
                            ------------------------
                                   (BIDDERS)

                          COMMON STOCK, $.15 PAR VALUE
                            ------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                            ------------------------
                         (CUSIP NUMBER OF COMMON STOCK)

                              TIMOTHY D. LEULIETTE
                                 VICE CHAIRMAN
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7231
                            ------------------------

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    Copy to:

                              JOHN F. FARMER, ESQ.
                                 VICE PRESIDENT
                              AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-7111
                            ------------------------

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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                $221,481,904                                    $44,296.38

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 *  For the purpose of calculating the fee only, this amount assumes the purchase of 13,842,619 shares of Common Stock of Outboard Marine
    Corporation, at $16.00 per share.

**  1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
AMOUNT PREVIOUSLY PAID:            FILING PARTY:
FORM OR REGISTRATION NO.:          DATE FILED:

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     This Statement relates to a tender offer by OMC Acquisition Corp., a
Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit
Diesel Corporation, a Delaware corporation ("DDC"), to purchase 13,842,619 shares of the Common Stock, par value $0.15 per share (the "Shares"), of
Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1997 (the "Offer to Purchase"), and in the related Letter of
Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Outboard Marine Corporation. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to
Purchase and is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $0.15 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares;
Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through (d), and (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror") of the Offer to
Purchase, and in Annex I thereto, is incorporated herein by reference.

     (e) and (f): None of the Offeror or DDC, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in the Introduction and Section 11
("Background of the Offer; Past Contacts, Transactions or Negotiations with the
Company") and Section 8 ("Certain Information Concerning the Company") of the
Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (e): The information set forth in the Introduction, Section 11
("Background of the Offer; Past Contacts, Transactions or Negotiations with the
Company") and Section 12 ("Purpose of the Offer; The Merger; Plans for the
Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 11 and 12 of the Offer to Purchase, neither the Offeror nor DDC has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company, or any other material

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changes in the Company's capitalization, dividend policy, corporate structure or business or composition of its management or personnel.

     (f) and (g): The information set forth in Section 7 ("Effect of the Offer on NYSE Listing, Market for Shares and SEC Registration") of the Offer to
Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) None.

     (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the
Offeror") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Background of the Offer; Past
Contacts, Transactions or Negotiations with the Company") and Section 12
("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c): The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on NYSE
Listing, Market for Shares and SEC Registration") and Section 16 ("Certain
Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     99.(a)(1) Offer to Purchase, dated July 15, 1997.

     99.(a)(2) Letter of Transmittal.

     99.(a)(3) Letter from Chase Securities Inc., as Dealer Manager, to Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees.

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     99.(a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

     99.(a)(5) Notice of Guaranteed Delivery.

     99.(a)(6) Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9.

     99.(a)(7) Summary Announcement, dated July 15, 1997.

     99.(a)(8) Press Release issued by DDC on July 9, 1997.

     99.(a)(9) Press Release issued by DDC on July 10, 1997.

     99.(b)(1) Financing Commitment Letter, dated June 25, 1997, among DDC, The
Chase Manhattan Bank and Chase Securities Inc.

     99.(c)(1) Agreement and Plan of Merger, dated as of July 8, 1997, among
DDC, the Offeror and the Company.

     (d) None.

     (e) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1997                      OMC ACQUISITION CORP.

                                          By:  /s/ TIMOTHY D. LEULIETTE
                                             -----------------------------------
                                             Name: Timothy D. Leuliette
                                             Title: Vice Chairman

                                          DETROIT DIESEL CORPORATION

                                          By:  /s/ TIMOTHY D. LEULIETTE
                                             -----------------------------------
                                             Name: Timothy D. Leuliette
                                             Title: Vice Chairman

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                                 EXHIBIT INDEX

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
                                                                             PAGE
  EXHIBIT                            DESCRIPTION                             NO.
  -------                            -----------                             ----
99.(a)(1) -- Offer to Purchase, dated July 15, 1997.
99.(a)(2) -- Letter of Transmittal.
99.(a)(3) -- Letter from Chase Securities Inc., as Dealer Manager, to
             Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
99.(a)(4) -- Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to Clients.
99.(a)(5) -- Notice of Guaranteed Delivery.
99.(a)(6) -- Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
99.(a)(7) -- Summary Announcement, dated July 15, 1997.
99.(a)(8) -- Press Release issued by DDC on July 9, 1997.
99.(a)(9) -- Press Release issued by DDC on July 10, 1997.
99.(b)(1) -- Financing Commitment Letter, dated June 25, 1997, among DDC,
             The Chase Manhattan Bank and Chase Securities Inc.
99.(c)(1) -- Agreement and Plan of Merger, dated July 8, 1997, among DDC, the Offeror and the Company.
99.(d)    -- None.
99.(e)    -- Not applicable.